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                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


              NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING
                               FOR THE YEAR 2003

NOTICE IS HEREBY GIVEN that the second Extraordinary General Meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at the Conference Room on the 6th Floor of Sinopec Corp.'s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People's Republic of China ("PRC") on Wednesday, 15 October 2003 at 9:00 a.m. for the following purposes:


To consider and approve the following matters by way of Special Resolutions:


1. Sinopec Corp. be and is hereby approved and authorised, within 12 months from the date of passing of this resolution, to issue, according to the following proposal (the proposal for the issue of the 03 Sinopec Bonds shall be in accordance with the Offering Prospectuses finally approved by the National Development and Reform Commission ("NDRC")), corporate bonds to citizens holding valid and legal proof of identity of the PRC and PRC legal persons, save for those who are prohibited by PRC laws or regulations from subscription (this resolution is conditional on the final approval of the NDRC and the State Council):

         (i)       Title of the bonds:           2003 Sinopec Corporate Bonds
                                                 (the "03 Sinopec Bonds")

         (ii)      Total issuing amount:         RMB3.5 billion

         (iii)     Bond maturity:                15 years or 20 years (single
                                                 category)

         (iv)      Issue price:                  According to the par value of
                                                 the bonds

         (v)       Coupon rate:                  Fixed rate with interests
                                                 being paid annually. The
                                                 reasonable range of interest
                                                 rates are preliminarily
                                                 estimated to be between 4.14%
                                                 to 4.34% per annum (15 years)
                                                 and 4.29% to 4.49% per annum
                                                 (20 years), subject to the
                                                 final approval of the
                                                 People's Bank of China

         (vi)      Form of bonds:                The 03 Sinopec Bonds will be
                                                 booked under the real names
                                                 of the investors and in the
                                                 form of depository
                                                 certificates universally
                                                 printed by China Government
                                                 Securities Depository Trust &
                                                 Clearing Co., Ltd.

         (vii)     Interest and principal        The interest will be paid
                   repayment:                    annually. The principal will
                                                 be repaid together with
                                                 the last instalment of
                                                 interest

         (viii)    Target subscribers:           Citizens holding valid and
                                                 legal proof of identity of
                                                 the PRC and PRC legal persons
                                                 (save for those who are
                                                 prohibited by PRC laws or
                                                 regulations from
                                                 subscription)

         (ix)      Scope of issuance:            Available to the public of
                                                 the PRC

         (x)       Reason for bond issuance:     The issuance of the 03
                                                 Sinopec Bonds in the PRC can
                                                 broaden financing channels
                                                 and reduce financing costs

         (xi)      Use of proceeds:              To fund the construction of
                                                 pipelines for imported crude
                                                 oil in Ningbo-Shanghai-Nanjing
                                                 and refined oil products in
                                                 the southwestern region of
                                                 the PRC, as well as projects
                                                 for the improvement of the
                                                 adjustment technology of the
                                                 structure of synthetic resin
                                                 products and the adjustment
                                                 technology for raw materials
                                                 of chemical fertilizers

         (xii)     Guarantor:                    China Petrochemical
                                                 Corporation (being the
                                                 controlling shareholder of
                                                 Sinopec Corp.), which shall
                                                 receive RMB3.5 million from
                                                 Sinopec Corp. as the
                                                 consideration for providing
                                                 the guarantee for the whole
                                                 term of the issue of the 03
                                                 Sinopec Bonds. The guarantee
                                                 shall be obtained by Sinopec
                                                 Corp. from China
                                                 Petrochemical Corporation on
                                                 normal commercial terms and
                                                 in the ordinary and usual
                                                 course of business of Sinopec
                                                 Corp.

         (xiii)    Listing of bonds:             Application(s) be made
                                                 immediately after the
                                                 offering of the 03 Sinopec
                                                 Bonds is completed to the
                                                 China Securities Regulatory
                                                 Commission and the Shanghai
                                                 Stock Exchange for the
                                                 listing on the Shanghai Stock
                                                 Exchange

2. The board of directors of Sinopec Corp. be and is hereby authorised to deal with all matters in connection with the issuance of the 03 Sinopec Bonds, including but not limited to:


         (a) exercising all the powers of Sinopec Corp. to determine the timing and the terms of the issue of the 03 Sinopec Bonds;


         (b)   formulating the offering prospectuses for the 03 Sinopec Bonds;


         (c) signing material contracts in connection with the use of proceeds from the issue of the 03 Sinopec Bonds; and


         (d) dealing with all other matters in connection with the issue of the 03 Sinopec Bonds.


                                                         By Order of the Board
                                                                       Chen Ge
                                           Secretary to the Board of Directors
                                                  Beijing, PRC, 22 August 2003


Notes:


1.       ELIGIBILITY FOR ATTENDING THE EGM


Holders of Sinopec Corp.'s H shares whose names appear on the register of members of Sinopec Corp. maintained by Computershare Hong Kong Investor Services Limited and holders of domestic shares whose names appear on the domestic shares register maintained by Sinopec Corp. at the close of business on Monday, 15 September 2003 are eligible to attend the EGM.


2.       PROXY


(a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.


(b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.


(c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the EGM.


(d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.


3.       REGISTRATION PROCEDURES FOR ATTENDING THE EGM


(a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.


(b) Shareholders intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Thursday, 25 September 2003.


(c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.


4.       CLOSURE OF REGISTER OF MEMBERS


The register of members of Sinopec Corp. will be closed from Tuesday, 16 September 2003 to Wednesday, 15 October 2003 (both days inclusive).


5.       OTHER BUSINESS


(a) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.


(b) The address of the share registrar for H shares of Sinopec Corp., Computershare Hong Kong Investor Services Limited, is at:


         Rooms 1712-1716, 17th Floor
         Hopewell Centre
         183 Queen's Road East
         Hong Kong


(c)      The registered address of Sinopec Corp. is at:


         A6 Huixindong Street
         Chaoyang District
         Beijing 100029
         The People's Republic of China
         Telephone No.: (+86) 10 6499 0060
         Facsimile No.: (+86) 10 6499 0022